Exhibit 99.3

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	Richa Periwal	richaperiwal@drreddys.com
	AISHWARYA SITHARAM	PRIYA K
	aishwaryasitharam@drreddys.com	priyak@drreddys.com

Dr. Reddy’s Q2 & H1FY26 Financial Results

Hyderabad, India, October 24, 2025: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and six months ended September 30, 2025. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q2FY26	H1FY26
Revenues	₹ 88,051 Mn [Up: 9.8% YoY; 3% QoQ]	₹ 173,503 Mn [Up: 10.6% YoY]
Gross Margin	54.7% [Q2FY25: 59.6%; Q1FY26: 56.9%]	55.8% [H1FY25: 60.0%]
SG&A Expenses	₹ 26,436 Mn [Up: 15% YoY; 3% QoQ]	₹ 52,083 Mn [Up: 14% YoY]
R&D Expenses	₹ 6,202 Mn [7.0% of Revenues]	₹ 12,446 Mn [7.2% of Revenues]
EBITDA	₹ 23,511 Mn [26.7% of Revenues]	₹ 46,295 Mn [26.7% of Revenues]
Profit before Tax	₹ 18,350 Mn [Down: 4% YoY; 4% QoQ]	₹ 37,397 Mn [Down: 2% YoY]
Profit after Tax attributable to Equity Holders	₹ 14,372 Mn [Up: 14% YoY; 1% QoQ]	₹ 28,549 Mn [Up: 8% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said: “Growth in Q2 was driven by momentum in branded markets and steady contributions from the Nicotine Replacement Therapy (NRT) portfolio, which helped offset the decline in U.S. Lenalidomide sales. We remain focused on strengthening our core business, advancing key pipeline assets, driving productivity and pursuing business development initiatives.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹88.78

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q2FY26	Q2FY25	YoY	Q1FY26	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	78,498	71,576	10	75,620	4
North America	32,408	37,281	(13)	34,123	(5)
Europe	13,762	5,770	138 ^	12,744	8 ^
India	15,780	13,971	13	14,711	7
Emerging Markets	16,548	14,554	14	14,042	18
Pharmaceutical Services and Active Ingredients (PSAI)	9,450	8,407	12	8,181	16
Others	103	179	(42)	1,651	(94)
Total	88,051	80,162	10	85,452	3

^Excluding acquired Consumer Healthcare business in Nicotine Replacement Therapy (NRT) sales; revenue growth is at 17% YoY and 12% QoQ.

Revenue Mix by Segment for the half year

Particulars	H1FY26	H1FY25	YoY
	(₹)	(₹)	Gr%
Global Generics	154,118	140,434	10
North America	66,531	75,743	(12)
Europe	26,506	11,035	140	^
India	30,491	27,223	12
Emerging Markets	30,590	26,433	16
PSAI	17,631	16,064	10
Others	1,754	391	349
Total	173,503	156,889	11

^Excluding NRT sales; revenue growth is at 16% YoY.

Consolidated Income Statement for the quarter

Particulars	Q2FY26		Q2FY25		YoY	Q1FY26		QoQ
	($)	(₹)	($)	(₹)	Gr%	($)	(₹)	Gr%
Revenues	992	88,051	903	80,162	9.8	963	85,452	3
Cost of Revenues	450	39,911	365	32,393	23	415	36,825	8
Gross Profit	542	48,140	538	47,769	1	548	48,627	(1)
% of Revenues		54.7%		59.6%			56.9%
Selling, General & Administrative Expenses	298	26,436	259	23,007	15	289	25,647	3
% of Revenues		30.0%		28.7%			30.0%
Research & Development Expenses	70	6,202	82	7,271	(15)	70	6,244	(1)
% of Revenues		7.0%		9.1%			7.3%
Impairment of Non-Current Assets, net	7	662	10	924	(28)	0	0	NA
Other (Income)/Expense, net	(30)	(2,673)	(11)	(984)	172	(8)	(739)	262
Results from Operating Activities	197	17,513	198	17,551	(0)	197	17,475	0
Finance (Income)/Expense, net	(9)	(774)	(18)	(1,555)	(50)	(18)	(1,570)	(51)
Share of Profit of Equity Investees, net of tax	(1)	(63)	(1)	(61)	3	(0)	(2)	3050
Profit before Income Tax	207	18,350	216	19,167	(4)	215	19,047	(4)
% of Revenues		20.8%		23.9%			22.3%
Income Tax Expense	46	4,082	65	5,752	(29)	56	4,951	(18)
Profit for the Period	161	14,268	151	13,415	6	159	14,096	1
% of Revenues		16.2%		16.7%			16.5%
Attributable to Equity holders of the Parent Co.	162	14,372	141	12,553	14	160	14,178	1
Attributable to Non-controlling interests	(1)	(104)	10	862	(112)	(1)	(82)	27
Diluted Earnings per Share (EPS)	0.19	17.25	0.17	15.05	15	0.19	17.02	1

Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) Computation for the quarter

Particulars	Q2FY26		Q2FY25		Q1FY26
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	207	18,350	216	19,167	215	19,047
Interest (Income) / Expense, net*	(6)	(552)	(14)	(1,262)	(12)	(1,028)
Depreciation	35	3,091	30	2,629	33	2,894
Amortization	22	1,960	15	1,346	21	1,871
Impairment	7	662	10	924	(0)	(0)
EBITDA	265	23,511	257	22,803	257	22,784
% of Revenues		26.7%		28.4%		26.7%

*Includes income from Investment

Consolidated Income Statement for the half year

Particulars	H1FY26		H1FY25		YoY
	($)	(₹)	($)	(₹)	Gr%
Revenues	1,954	173,503	1,767	156,889	11
Cost of Revenues	864	76,736	707	62,776	22
Gross Profit	1,090	96,767	1,060	94,113	3
% of Revenues		55.8%		60.0%
Selling, General & Administrative Expenses	587	52,083	515	45,698	14
% of Revenues		30.0%		29.1%
Research & Development Expenses	140	12,446	152	13,464	(8)
% of Revenues		7.2%		8.6%
Impairment of Non-Current Assets, net	7	662	10	929	(29)
Other (Income)/Expense, net	(38)	(3,412)	(16)	(1,454)	135
Results from Operating Activities	394	34,988	400	35,476	(1)
Finance (Income)/Expense, net	(26)	(2,344)	(27)	(2,392)	(2)
Share of Profit of Equity Investees, net of tax	(1)	(65)	(1)	(120)	(46)
Profit before Income Tax	421	37,397	428	37,988	(2)
% of Revenues		21.6%		24.2%
Income Tax Expense	102	9,033	120	10,653	(15)
Profit for the Period	319	28,364	308	27,335	4
% of Revenues		16.3%		17.4%
Attributable to Equity holders of the Parent Co.	322	28,549	298	26,473	8
Attributable to Non-controlling interests	(2)	(185)	10	862	(122)
Diluted Earnings per Share (EPS)	0.39	34.26	0.36	31.74	8

EBITDA Computation for the half year

Particulars	H1FY26		H1FY25
	($)	(₹)	($)	(₹)
Profit before Income Tax	421	37,397	428	37,988
Interest (Income) / Expense, net*	(18)	(1,580)	(26)	(2,300)
Depreciation	67	5,985	58	5,137
Amortization	43	3,831	30	2,648
Impairment	7	662	10	929
EBITDA	521	46,295	500	44,402
% of Revenues		26.7%		28.3%

*Includes income from Investment

Key Balance Sheet Items

Particulars	As on 30th Sep 2025		As on 30th Jun 2025		As on 30th Sep 2024
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	838	74,393	824	73,169	724	64,274
Trade Receivables	1,101	97,738	1,072	95,137	951	84,398
Inventories	854	75,821	852	75,600	811	72,039
Property, Plant, and Equipment	1,261	111,981	1,158	102,784	976	86,693
Goodwill and Other Intangible Assets	1,276	113,240	1,212	107,572	1,170	103,842
Loans and Borrowings (Current & Non-Current)	659	58,539	548	48,644	547	48,540
Trade Payables	453	40,248	422	37,457	403	35,776
Equity	4,078	362,082	3,985	353,755	3,484	309,283

Key Business Highlights for Q2FY26

•	Acquired the STUGERON® portfolio, including leading local brands across 18 markets in the Asia-Pacific (APAC) and Europe, Middle East, and Africa (EMEA) regions, with India and Vietnam as key markets for $50.5 million.

•	Launched Linaclotide, a novel drug for Chronic Constipation management in adults, in India under the brand name, ‘Colozo®’.

•	Launched Tegoprazan, a partnered, patented molecule indicated for acid-related gastrointestinal diseases, in India under the brand name, ‘PCAB®.’

•	Partnered with Unitaid, the Clinton Health Access Initiative (CHAI), and Wits RHI to make HIV prevention tool, Lenacapavir, affordable in 120 low- and middle-income countries.

•	The Subject Expert Committee (SEC) under Central Drugs Standard Control Organization (CDSCO) recommended grant of permission to manufacture and market Semaglutide injection in India.

•	Received a positive opinion from European Medicines Agency’s (EMA’s) Committee for Medicinal Products for Human Use (CHMP) recommending marketing authorisation for denosumab biosimilar candidate.

•	Received acceptance of Investigational New Drug (IND) application for COYA 302, a partnered novel drug for the treatment of patients with ALS.

•	Two-thirds of NRT business integrated, including Canada, Australia and select key Western European markets.

•	Launched Sacubitril Valsartan tablets, generic version of Entresto® indicated for heart failure management in the US.

•	Launched partnered product, fluorouracil cream, as an authorized generic of Extrovis AG’s CARAC® in the US.

•	Launched Skorolox, first INN loxoprofen in Russia for treatment of acute upper respiratory tract infections and indicated for musculoskeletal & postoperative pain.

ESG Highlights for Q2FY26

•	Retained MSCI ESG Rating of A for the 2nd consecutive year.

•	Improved ESG Risk Rating from Morningstar Sustainalytics' from 23.6 to 18.4, representing a lower ESG risk profile.

•	Received ‘Diamond Standard’ certification from TÜV SÜD South Asia for achieving 99.9% of waste diversion from landfills.

•	Formulations facility at Srikakulam, FTO-11, became India’s first pharmaceutical facility to receive a ‘Leadership in Energy and Environmental Design (LEED) Platinum certification’ for existing buildings from the US Green Building Council.

Other Updates for Q2FY26

•	Received a Form 483 with seven observations for formulations manufacturing facility, FTO-11, in Srikakulam, Andhra Pradesh, post a GMP and a Pre-Approval Inspection (PAI) conducted by the United States Food & Drug Administration (USFDA) in July 2025. The USFDA has classified the inspection outcome as 'Voluntary Action Indicated (VAI)' in October 2025.

•	Received ‘VAI’ as inspection outcome, following GMP inspection conducted by the USFDA in May 2025 at API facility, CTO-5, in Miryalaguda, Telangana, India.

•	Received ‘VAI’ as inspection outcome, following GMP inspection conducted by the USFDA in May 2025 at API facility in Middleburgh, New York.

•	Received a Form 483 with five observations for biologics facility, in Bachupally, Hyderabad, post a PAI conducted by the USFDA in September 2025, pursuant to the inspection conducted in October 2023.

•	Received a Form 483 with seven observations for API facility, in Mirfield, UK, post a GMP inspection conducted by the USFDA in September 2025.

Revenue Analysis

•	Q2FY26 consolidated revenues at ₹88.1 billion, growth of 9.8% YoY and 3% QoQ.

H1FY26 consolidated revenues at ₹173.5 billion, growth of 11% YoY.

Growth was broad-based across key markets, except for North America Generics, which witnessed higher price erosion in select products and lower lenalidomide sales. The acquired Consumer Healthcare portfolio in Nicotine Replacement Therapy (NRT) also contributed positively to overall performance.

Global Generics (GG)

•	Q2FY26 revenues at ₹78.5 billion, growth of 10% YoY and 4% QoQ.

H1FY26 revenues at ₹154.1 billion, growth of 10% YoY.

North America

•	Q2FY26 revenues at ₹32.4 billion, decline of 13% YoY and 5% QoQ.

H1FY26 revenues at ₹66.5 billion, decline of 12% YoY.

The decline was primarily due to increased price erosion in certain key products including Lenalidomide, partly offset by favourable forex and contribution from new products launches.

•	During the quarter, we launched seven new products, while a total of 12 new products were launched during H1FY26.

•	We filed five new Abbreviated New Drug Applications (ANDAs) with the USFDA during the quarter, taking the total to six for H1FY26.

•	As of September 30, 2025, filings pending approval from USFDA were 75 including:

o	73 ANDAs (45 are Paragraph IV applications, and 22 may have a ‘First to File’ status) and

o	Two New Drug Applications (NDAs) filed under Section 505(b)(2).

Europe

•	Q2FY26 revenues at ₹13.8 billion, growth of 138% YoY and 8% QoQ. Excluding NRT business; growth of 17% YoY and 12% QoQ.

H1FY26 revenues at ₹26.5 billion, growth of 140% YoY.

The YoY growth in Europe was largely driven by revenues from the acquired NRT portfolio, new product launches, increase in volumes for existing products and favourable forex movement partly offset by ongoing price erosion. On a sequential basis, growth was pre-dominantly volume driven.

-	Q2FY26 NRT revenues at ₹7.0 billion, growth of 5% QoQ.

H1FY26 NRT revenues at ₹13.7 billion.

-	Q2FY26 Germany revenues at ₹4.0 billion, growth of 23% YoY and 26% QoQ.

H1FY26 Germany revenues at ₹7.1 billion, growth of 19% YoY.

-	Q2FY26 UK revenues at ₹1.6 billion, decline of 4% YoY and 10% QoQ.

H1FY26 UK revenues at ₹3.3 billion, growth of 3% YoY.

-	Q2FY26 Rest of Europe revenues at ₹1.2 billion, growth of 35% YoY and 6% QoQ.

H1FY26 Rest of Europe revenues at ₹2.4 billion, growth of 32% YoY.

•	During the quarter, we launched eight new products in the region, taking the total to 21 for H1FY26.

India

•	Q2FY26 revenues at ₹15.8 billion, growth of 13% YoY and 7% QoQ.

H1FY26 revenues at ₹30.5 billion, growth of 12% YoY.

Growth for the quarter was driven by price increases, new launches and higher volumes.

•	As per IQVIA, our IPM rank was at 10 on a Moving Quarterly Total (MQT) and Moving Annual Total (MAT) basis. We moved to the 9th position in the Indian Pharmaceutical Market (IPM) in September.

•	During the quarter, we launched 11 new brands, taking the total to 16 for H1FY26.

Emerging Markets

•	Q2FY26 revenues at ₹16.5 billion, growth of 14% YoY and 18% QoQ.

H1FY26 revenues at ₹30.6 billion, growth of 16% YoY.

YoY growth was largely driven by new product launches across markets, aided by favourable forex. QoQ growth was primarily on account of volume growth.

-	Q2FY26 Russia revenues at ₹8.7 billion, growth of 28% YoY and 24% QoQ.

H1FY26 Russia revenues at ₹15.8 billion, growth of 28% YoY.

YoY growth was due to higher volumes of existing products, price increase in certain brands and favorable forex. QoQ gains primarily reflects higher sales volumes.

-	Q2FY26 Other Commonwealth of Independent States (CIS) countries and Romania revenues at ₹2.3 billion, growth of 9% YoY and 20% QoQ.

H1FY26 CIS and Romania revenues at ₹4.3 billion, growth of 6% YoY.

YoY growth for the quarter was on account of new launches and favourable forex while QoQ growth benefitted from higher sales volumes and new product launches.

-	Q2FY26 Rest of World (RoW) revenues at ₹5.5 billion, decline of 2% YoY and growth of 9% QoQ.

-	H1FY26 RoW revenues at ₹10.5 billion, growth of 5% YoY.

While YoY decline for the quarter was largely on account of pricing pressure, QoQ growth was primarily due to higher sales volumes from existing products and new product launches.

•	During Q2FY26, we launched 24 new products across countries, taking the total to 50 for H1FY26.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q2FY26 revenues at ₹9.4 billion, growth of 12% YoY and 16% QoQ.

H1FY26 revenues at ₹17.6 billion, growth of 10% YoY.

YoY growth during the quarter was driven by launch of new API products and favourable forex, while QoQ growth was on account of higher API sales volumes and growth in the services business.

•	During the quarter, we filed 37 Drug Master Files (DMFs) globally, taking the total to 49 for H1FY26.

Income Statement Highlights:

Gross Margin

•	Q2FY26 at 54.7% (GG: 59.1%, PSAI: 18.0%), a decline of 492 basis points (bps) YoY and 223 bps QoQ.

H1FY26 at 55.8% (GG: 60.0%, PSAI: 15.8%), a decline of 421 bps YoY.

The YoY decline for the quarter was primarily driven by reduced sales of Lenalidomide, product-specific price erosion in North America Generics (NAG) and one-time inventory provisions linked to discontinued pipeline products affected by technical challenges and regulatory delays. Additionally, lower operating leverage in the Pharmaceutical Services and Active Ingredients (PSAI) segment contributed to the decline.

Selling, General & Administrative (SG&A) Expenses

•	Q2FY26 at ₹26.4 billion, increase of 15% YoY and 3% QoQ.

As % to Revenues – Q2FY26: 30.0% | Q2FY25: 28.7% | Q1FY26: 30.0%.

H1FY26 revenues at ₹52.1 billion, increase of 14% YoY.

As % to Revenues – H1FY26: 30.0% | H1FY25: 29.1%.

The YoY increase was driven by focused investments in consumer healthcare business - NRT and branded markets. One-time expenses including potential VAT liability of ₹ 0.7 billion in one of our subsidiaries and charges associated with discontinuation of a pipeline product also contributed to the increase. Excluding the one-off associated with VAT liability, SG&A was 29.2% of revenues for the quarter and 29.6% of revenues for H1FY26.

Research & Development (R&D) Expenses

•	Q2FY26 at ₹6.2 billion, decrease of 15% YoY and 1% QoQ.

As % to Revenues – Q2FY26: 7.0% | Q2FY25: 9.1% | Q1FY26: 7.3%.

H1FY26 revenues at ₹12.4 billion, decrease of 8% YoY.

As % to Revenues – H1FY26: 7.2% | H1FY25: 8.6%.

R&D expenditure was lower due to reduced investment in Biosimilars following the completion of major funding for Abatacept biosimilar candidate. The R&D spends were directed towards complex generics, biosimilars, APIs and novel biologics with a focus on oncology, peptides and injectables.

Impairment

•	Q2FY26 at ₹0.7 billion compared to ₹0.9 billion in Q2FY25.

H1FY26 at ₹0.7 billion compared to ₹0.9 billion in H1FY25.

The impairment charge during the quarter includes a one-time charge ₹0.5 billion related to property, plant and equipment at the Middleburgh facility following the discontinuation of a pipeline product and remaining charge pertains to product-related intangible assets impacted by unfavorable market conditions.

Other Operating Income/Expense

•	Q2FY26 income at ₹2.7 billion compared to ₹1.0 billion in Q2FY25.

H1FY26 income at ₹3.4 billion compared to ₹1.5 billion in H1FY25.

This includes product related settlement income from the United States and a one-time reversal of ₹0.9 billion in liabilities associated with the discontinuation of a pipeline product.

Net Finance Income/Expense

•	Q2FY26 income at ₹0.8 billion compared to ₹1.6 billion in Q2FY25.

H1FY26 income at ₹2.3 billion compared to ₹2.4 billion in H1FY25.

Profit before Tax (PBT)

•	Q2FY26 at ₹18.4 billion, decline of 4% YoY and QoQ.

As % to Revenues – Q2FY26: 20.8% | Q2FY25: 23.9% | Q1FY26: 22.3%.

H1FY26 at ₹37.4 billion, decline of 2% YoY.

As % to Revenues – H1FY26: 21.6% | H1FY25: 24.2%.

Adjusted for the one-off related to VAT provision mentioned earlier, PBT as a % to Revenues – Q2FY26: 21.6% | H1FY26: 22.0%.

Income Tax

•	Q2FY26 at ₹4.1 billion. As % to PBT – Q2FY26: 22.2% | Q2FY25: 30.0% | Q1FY26: 26.0%.

H1FY26 at ₹9.0 billion. As % to PBT – H1FY26: 24.2% | H1FY25: 28.0%.

The ETR was lower in Q2FY26 due to a favourable jurisdictional mix. The ETR in corresponding quarter in previous period is higher due to reversal of previously recognized deferred tax asset on indexation of land, consequent to amendments made to the Finance Act (No.2) 2024 of the Income Tax Act, 1961.

Profit attributable to Equity Holders of Parent Company

•	Q2FY26 at ₹14.4 billion, growth of 14% YoY and 1% QoQ.

As % to Revenues – Q2FY26: 16.3% | Q2FY25: 15.7% | Q1FY26: 16.6%.

H1FY26 at ₹28.5 billion, growth of 8% YoY.

As % to Revenues – H1FY26: 16.5% | H1FY25: 16.9%.

Diluted Earnings per Share (EPS)

•	Q2FY26 is ₹17.25.

H1FY26 is ₹34.26.

Other Financial Highlights:

EBITDA

•	Q2FY26 at ₹23.5 billion, growth of 3% YoY and QoQ.

As % to Revenues – Q2FY26: 26.7% | Q2FY25: 28.4% | Q1FY26: 26.7%.

Adjusted for the one-offs related to VAT provision, EBITDA as a % to Revenues – Q2FY26: 27.5% | H1FY26: 27.1%.

Others:

•	Operating Working Capital: As on 30th September 2025 at ₹133.3 billion.

•	Capital Expenditure: Q2FY26 at ₹5.1 billion.

•	Free Cash Flow: Q2FY26 at ₹5.8 billion (post-acquisition related payout).

•	Net Cash Surplus: As on 30th September 2025 at ₹27.5 billion

•	Net Debt to Equity: As on 30th September 2025 is (0.08)

•	Annualized Return on Capital Employed (RoCE): Q2FY26 stood at 21.9%

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 30th Sep 2025
(₹)
Inventories	75,821
Trade Receivables	97,738
Less:
Trade Payables	(40,248)
Operating Working Capital	133,311

Free Cash Flow

Particulars	Three months ended 30th Sep 2025
(₹)
Net cash generated from operating activities	21,230
Less:
Taxes	(5,658)
Investments in Property, Plant & Equipment	(5,112)
Free Cash Flow before Acquisitions	10,460
Less:
Acquisition related pay-outs	(4,670)
Free Cash Flow	5,790

Net Cash Surplus and Debt to Equity

Particulars	As on 30th Sep.2025
(₹)
Cash and Cash Equivalents	9,906
Investments	64,487
Short-term Borrowings	(41,155)
Long-term Borrowings (Current & Non-current)	(17,384)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	355
Lease liabilities (Included in Short-term and Long-term Borrowings)	(13,585)
Equity Investments (Included in Investments)	1,576
Net Cash Surplus	27,508
Equity	362,082
Net Debt/Equity	(0.08)

Computation of RoCE

Particulars	As on 30th Sep 2025
(₹)
Profit before Tax	18,350
Less:
Interest and Investment Income (Excluding forex gain/loss)	(552)
Earnings Before Interest and taxes [A]	17,798

Average Capital Employed [B]	327,347

Annualised Return on Capital Employed (A/B) (Ratio)	21.9%

Computation of Capital Employed:

Particulars	As on
	Sep 30, 2025	Mar 31, 2025
Property Plant and Equipment	111,981	97,761
Intangibles	100,942	96,803
Goodwill	12,298	11,810
Investment in Equity Accounted Associates	5,184	4,811
Other Current Assets	36,032	30,142
Other Non-Current Assets	1,072	972
Inventories	75,821	71,085
Trade Receivables	97,738	90,420
Derivative Financial Instruments	(2,722)	(729)
Less:
Other Liabilities	49,124	48,788
Provisions	6,721	6,324
Trade payables	40,248	35,523
Operating Capital Employed	342,253	312,440
Average Capital Employed	327,347

Computation of EBITDA

Refer page no. 3 & 4.

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: Friday, October 24, 2025

Time: 19:30 pm IST | 10:00 am ET

Conference Joining Information

Pre-register with the below link and join
https://drreddys.zoom.us/webinar/register/WN_UsxFnaCVRaiV-KhZsVDuFQ

Audio Link and Transcript will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025, our quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended June 30, 2025 and our other filings with US SEC. The company assumes no obligation to update any information contained herein.